Exhibit 99.1

Heritage Commerce Corp Earns $1.7 Million in First Quarter 2008

San Jose, CA – April 30, 2008 — **Heritage Commerce Corp (Nasdaq: HTBK)**, parent company of Heritage Bank of Commerce, today reported first quarter earnings. For the three months ended March 31, 2008, net income was $1.7 million, or $0.14 per diluted share, compared to $4.0 million, or $0.34 per diluted share, for the three months ended March 31, 2007.

First Quarter 2008 Financial Highlights:

♦ Loans increased to $1.13 billion, an increase of $95 million or 9% compared to December 31, 2007, and an increase of $445 million or 65% from the first quarter of 2007 (prior to the merger with Diablo Valley Bank on June 20, 2007).

♦ Primarily due to strong loan growth from new and existing customers, the provision for loan losses was $1.65 million compared to $725,000 in the fourth quarter of 2007, and a reverse provision of $236,000 in the first quarter of 2007.

♦ Asset quality remained strong with nonperforming assets (NPA) of $5.4 million, or 0.38% of total assets at March 31, 2008, up from $4.5 million, or 0.34% of total assets from the prior quarter and an increase from $3.3 million, or 0.31% of total assets for the same period a year ago. Excluding the government guaranteed portion of SBA loans of $2.0 million in the nonperforming loans, NPA/total assets was 0.24% at March 31, 2008.

♦ Commercial loans accounted for 41% of the loan portfolio, with 34% of the portfolio in commercial real estate mortgage loans and 21% in land and construction loans at the end of the quarter.

♦ Deposits increased to $1.17 billion, an increase of $107 million or 10% from December 31, 2007 and an increase of $288 million or 33% from the first quarter of 2007 (prior to the merger with Diablo Valley Bank).

♦ Capital ratios remained well above regulatory guidelines for well capitalized institutions with the leverage ratio at 9.63% at March 31, 2008.

♦ The absence of SBA loan sales, resulting from the strategic shift to retain SBA production, reduced gains on sale of SBA loans by $1.0 million from the first quarter of 2007.

♦ Heritage Commerce Corp repurchased 613,362 shares of its common stock during the first quarter of 2008. The repurchases are pursuant to its on-going common stock repurchase program.

 "The East Bay and Silicon Valley marketplaces are generating solid opportunities for a community bank like Heritage," said Walter Kaczmarek, President and Chief Executive Officer. "The relationship managers we hired over the past year, our newly acquired offices in the East Bay area, the change in SBA strategy to "hold" loans in our portfolio, and strong activity in our original offices are generating excellent loan and deposit growth. The growth generated from our merger and key relationship manager additions of last year are exceeding our expectations."

Operating Results

Net interest income increased 12% to $13.1 million in the first quarter of 2008, compared to $11.7 million in the first quarter a year ago, but declined 5% from $13.8 million in the fourth quarter of 2007. Mr. Kaczmarek noted that "with the 325 basis point decline in the Fed funds rate since September, 2007, we are seeing margin compression. We expect some further margin erosion in the second quarter." The net interest margin was 4.32% for the first quarter of 2008, compared with 5.06% for the first quarter a year ago, and 4.70% for the fourth quarter of 2007. The decrease in net interest income was due to the sharp decline of short-term interest rates during the fourth quarter of 2007 and first quarter of 2008, which was partially offset by an increase in volume of interest earning assets. Mr. Kaczmarek noted that "the decrease in short-term interest rates in the last six months, along with high initial rate deposit accounts, are having a negative effect on our margin. We have worked diligently to reduce our funding costs and will continue to do so during the second quarter of 2008." Average interest earning assets increased 30% and 5%, respectively, from the first and fourth quarters of 2007.

The $1.65 million provision for loan losses was primarily due to the $95 million increase in total loans during the first quarter of 2008. Heritage had net charge-offs of $434,000 and an increase of $1.1 million in nonperforming loans during the quarter.

Noninterest income declined to $1.5 million for the first quarter of 2008, compared to $2.5 million for the first quarter of 2007 and $1.6 million in the fourth quarter of 2007, primarily due to the strategic shift to retain SBA loan production. There was no gain on sale of SBA loans in the first quarter of 2008, compared to $1.0 million in the first quarter of 2007. First quarter noninterest expense was $10.6 million, up 27% compared to $8.3 million in the first quarter a year ago, and up 4% from $10.2 million in the fourth quarter of 2007. Operating expense increased due to the acquisition of Diablo Valley Bank, the new office in Walnut Creek, and the addition of several experienced banking professionals over the past 12 months. The efficiency ratio was 72.38% in the first quarter of 2008, compared to 58.26% in the first quarter of 2007 and 66.17% in the fourth quarter of 2007.

For the first quarter of 2008, annualized return on average assets was 0.50%, compared to 1.57% for the same period last year, and annualized return on average equity was 4.33%, compared to 13.12% a year ago.

Balance Sheet, Capital Management and Credit Quality

At March 31, 2008, total assets were $1.41 billion, compared to $1.07 billion at March 31, 2007 and $1.35 billion at December 31, 2007. Total loans increased to $1.13 billion at March 31, 2008, compared to $687 million at March 31, 2007 and $1.04 billion at December 31, 2007. Total deposits were $1.17 billion at March 31, 2008, compared to $884 million at March 31, 2007 and $1.06 billion at December 31, 2007.

The Company adopted the guidance in Emerging Issues Task Force (EITF) Issue 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements,* on January 1, 2008. The adoption of EITF 06-4 resulted in a cumulative effect adjustment to decrease retained earnings by $3.2 million, net of deferred income taxes, at January 1, 2008.

Nonperforming assets totaled $5.4 million, or 0.38% of total assets, at March 31, 2008, compared to $4.5 million, or 0.34% of total assets, at December 31, 2007 and $3.3 million, or 0.31% of total assets. Net charge-offs in the first quarter of 2008 were $434,000 or 0.16% of average loans, compared to net charge-offs of $29,000, or 0.02% of average loans, in the first quarter of 2007. Net recoveries in the fourth quarter of 2007 were $21,000, or 0.01% of average loans. The allowance for loan losses at March 31, 2008 was $13.4 million, or 1.19% of total loans, and represented 293% of nonperforming loans. The allowance for loan losses at March 31, 2007 was $9.0 million, or 1.31% of total loans, and represented 272% of nonperforming loans. The allowance for loan losses at December 31, 2007 was $12.2 million, or 1.18% of total loans, and represented 353% of nonperforming loans.

Shareholders' equity increased 21% to $152.8 million, or $12.55 book value per share, at March 31, 2008, compared to $126.0 million, or $10.83 per share, at March 31, 2007. Shareholders' equity was $164.8 million, or $12.90 book value per share, at December 31, 2007. The decrease in shareholders' equity from December 31, 2007 is primarily due to the adoption of EITF 06-4 and the Company's common stock repurchase program. Capital ratios continue to be above the well-capitalized guidelines established by regulatory agencies. The Company's leverage ratio at March 31, 2008 was 9.63%, compared to 14.43% at March 31, 2007 and 11.05% at December 31, 2007.

During the first quarter of 2008, the Company repurchased 613,362 shares of its common stock at an average price of $17.55 under the previously announced common stock repurchase program. Shares were purchased on the open market using available cash. The Company's Board of Directors had authorized the purchase of up to $30 million of its common stock over two years. From July, 2007 through March 31, 2008, the Company has bought back 1,262,370 shares for a total of $23.1 million under the current stock purchase plan. The repurchase program expires in July, 2009. The repurchase program may be modified, suspended or terminated by the Board of Directors at any time without notice. The extent to which the Company repurchases its shares and the timing of such repurchases will depend upon market conditions and other corporate considerations.

Heritage Commerce Corp, a bank holding company established in February 1998, is the parent company of Heritage Bank of Commerce, established in 1994 and headquartered in San Jose with full-service branches in Los Gatos, Fremont, Danville, Pleasanton, Walnut Creek, Morgan Hill, Gilroy, Mountain View, and Los Altos. Heritage Bank of Commerce is an SBA Preferred Lender with Loan Production Offices in Fresno, Sacramento, Oakland and Santa Rosa, California. For more information, please visit www.heritagecommercecorp.com.

Forward Looking Statement Disclaimer

This release may contain forward-looking statements that are subject to risks and uncertainties. Such risks and uncertainties may include, but are not necessarily limited to, the Company's ability to sustain dividend payments, fluctuations in interest rates and monetary policy established by the Federal Reserve, inflation, government regulations, general economic conditions, the ability to maintain adequate liquidity to support loan growth, competition within the business areas in which the Company is conducting its operations, including the real estate market in California, the ability to recognize identified cost savings, and other factors beyond the Company's control. Such risks and uncertainties could cause results for subsequent interim periods or for the entire year to differ materially from those indicated. For a discussion of factors which could cause results to differ, please see the Company's reports on Forms 10-K and 10-Q as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Member FDIC

CONSOLIDATED INCOME STATEMENTS (in $000's, unaudited)	For the Three Months Ended:			Percent Change From:	
	March 31, 2008	December 31, 2007	March 31, 2007	December 31, 2007	March 31, 2007
Interest Income	$ 19,895	$ 21,056	$ 17,234	-6%	15%
Interest Expense	6,791	7,261	5,503	-6%	23%
Net Interest Income	13,104	13,795	11,731	-5%	12%
Provision for Loan Losses	1,650	725	(236)	128%	799%
Net Interest Income after Provision for Loan Losses	11,454	13,070	11,967	-12%	-4%
Noninterest Income:					
Gain on Sale of SBA Loans	-	-	1,011	N/A	-100%
Servicing Income	479	584	517	-18%	-7%
Increase in Cash Surrender Value of Life Insurance	398	373	345	7%	15%
Service Charges and Other Fees on Deposit Accounts	415	329	274	26%	51%
Other	222	350	368	-37%	-40%
Total Noninterest Income	1,514	1,636	2,515	-7%	-40%
Noninterest Expense:					
Salaries and Employee Benefits	6,059	5,747	4,888	5%	24%
Occupancy and Equipment	1,119	1,262	875	-11%	28%
Other	3,402	3,202	2,537	6%	34%
Total Noninterest Expense	10,580	10,211	8,300	4%	27%
Income Before Income Taxes	2,388	4,495	6,182	-47%	-61%
Income Tax Expense	684	1,687	2,149	-59%	-68%
Net Income	$ **1,704**	$ **2,808**	$ **4,033**	-39%	-58%
PER SHARE DATA					
(unaudited)					
Basic Earnings Per Share	$ 0.14	$ 0.22	$ 0.35	-36%	-60%
Diluted Earnings Per Share	$ 0.14	$ 0.21	$ 0.34	-33%	-59%
Common Shares Outstanding at Period-End	12,170,346	12,774,926	11,636,828	-5%	5%
Book Value Per Share	$ 12.55	$ 12.90	$ 10.83	-3%	16%
Tangible Book Value Per Share	$ 8.61	$ 9.20	$ 10.83	-6%	-20%
KEY FINANCIAL RATIOS					
(unaudited)					
Annualized Return on Average Equity	4.33%	6.62%	13.12%	-35%	-67%
Annualized Return on Average Tangible Equity	6.21%	9.26%	13.12%	-33%	-53%
Annualized Return on Average Assets	0.50%	0.84%	1.57%	-40%	-68%
Annualized Return on Average Tangible Assets	0.52%	0.87%	1.57%	-40%	-67%
Net Interest Margin	4.32%	4.70%	5.06%	-8%	-15%
Efficiency Ratio	72.38%	66.17%	58.26%	9%	24%
AVERAGE BALANCES					
(in $000's, unaudited)					
Average Assets	$ 1,376,217	$ 1,324,242	$ 1,039,975	4%	32%
Average Tangible Assets	$ 1,328,133	$ 1,276,392	$ 1,039,975	4%	28%
Average Earning Assets	$ 1,218,888	$ 1,165,127	$ 939,604	5%	30%
Average Total Loans	$ 1,075,605	$ 978,310	$ 700,647	10%	54%
Average Loans Held For Sale	$ -	$ -	$ 18,596	N/A	-100%
Average Deposits	$ 1,102,706	$ 1,092,387	$ 846,736	1%	30%
Average Demand Deposits - Noninterest Bearing	$ 249,173	$ 264,404	$ 218,039	-6%	14%
Average Interest Bearing Deposits	$ 853,533	$ 827,983	$ 628,697	3%	36%
Average Interest Bearing Liabilities	$ 940,498	$ 867,908	$ 674,050	8%	40%
Average Equity	$ 158,428	$ 168,207	$ 124,642	-6%	27%
Average Tangible Equity	$ 110,344	$ 120,357	$ 124,642	-8%	-11%

CONSOLIDATED BALANCE SHEETS (in $000's, unaudited)	End of Period:			Percent Change From:	
	March 31, 2008	December 31, 2007	March 31, 2007	December 31, 2007	March 31, 2007
ASSETS					
Cash and Due from Banks	$ 28,356	$ 39,793	$ 33,718	-29%	-16%
Federal Funds Sold	100	9,300	90,400	-99%	-100%
Securities Available-for-Sale, at Fair Value	130,784	135,402	164,800	-3%	-21%
Loans Held For Sale	-	-	25,839	N/A	-100%
Loans:					
Commercial Loans	468,540	411,251	279,522	14%	68%
Real Estate-Mortgage	384,060	361,211	239,082	6%	61%
Real Estate-Land and Construction	233,073	215,597	128,663	8%	81%
Home Equity	42,194	44,187	36,067	-5%	17%
Consumer Loans	2,848	3,044	2,620	-6%	9%
Total Loans	1,130,715	1,035,290	685,954	9%	65%
Deferred Loan Costs, net	1,090	1,175	624	-7%	75%
Loans, Net of Deferred Costs	1,131,805	1,036,465	686,578	9%	65%
Allowance for Loan Losses	(13,434)	(12,218)	(9,014)	10%	49%
Net Loans	1,118,371	1,024,247	677,564	9%	65%
Company Owned Life Insurance	39,402	38,643	36,519	2%	8%
Premises & Equipment, Net	9,193	9,308	2,446	-1%	276%
Goodwill	43,181	43,181	-	0%	N/A
Intangible Assets	4,760	4,972	-	-4%	N/A
Accrued Interest Receivable and Other Assets	40,580	42,626	39,778	-5%	2%
Total Assets	$ 1,414,727	$ 1,347,472	$ 1,071,064	5%	32%
LIABILITIES & SHAREHOLDERS' EQUITY					
Liabilities:					
Deposits					
Demand Deposits-Noninterest Bearing	$ 254,938	$ 268,005	$ 221,206	-5%	15%
Demand Deposits-Interest Bearing	159,046	150,527	141,395	6%	12%
Savings and Money Market	494,912	432,293	351,005	14%	41%
Time Deposits, Under $100	35,095	34,092	30,730	3%	14%
Time Deposits, $100 and Over	161,840	139,562	96,813	16%	67%
Brokered Deposits	65,873	39,747	42,748	66%	54%
Total Deposits	1,171,704	1,064,226	883,897	10%	33%
Securities Sold under Agreement to Repurchase	35,900	10,900	15,100	229%	138%
Other Short-term Borrowing	5,000	60,000	-	-92%	N/A
Notes Payable To Subsidiary Grantor Trusts	23,702	23,702	23,702	0%	0%
Accrued Interest Payable and Other Liabilities	25,649	23,820	22,333	8%	15%
Total Liabilities	1,261,955	1,182,648	945,032	7%	34%
Shareholders' Equity:					
Common Stock	82,120	92,414	61,958	-11%	33%
Accumulated Other Comprehensive Loss	(145)	(888)	(1,712)	-84%	-92%
Retained Earnings	70,797	73,298	65,786	-3%	8%
Total Shareholders' Equity	152,772	164,824	126,032	-7%	21%
Total Liabilities & Shareholders' Equity	$ 1,414,727	$ 1,347,472	$ 1,071,064	5%	32%

CREDIT QUALITY DATA
(in $000's, unaudited)

Nonaccrual Loans	$ 4,580	$ 3,363	$ 3,315	36%	38%
Loans Over 90 Days Past Due and Still Accruing	-	101	-	-100%	N/A
Total Nonperforming Loans	4,580	3,464	3,315	32%	38%
Other Real Estate Owned	792	1,062	-	-25%	N/A
Total Nonperforming Assets	$ 5,372	$ 4,526	$ 3,315	19%	62%
Net Charge-offs (Recoveries)	$ 434	$ (21)	$ 29	2167%	1397%
Net Charge-offs (Recoveries) as Percent of Average Loans	0.16%	-0.01%	0.02%	1700%	700%
Allowance for Loan Losses to Total Loans	1.19%	1.18%	1.31%	1%	-9%
Allowance for Loan Losses to Nonperforming Loans	293.32%	352.71%	271.92%	-17%	8%
Nonperforming Assets to Total Assets	0.38%	0.34%	0.31%	12%	23%
Nonperforming Loans to Total Loans	0.40%	0.33%	0.48%	21%	-17%

OTHER PERIOD-END STATISTICS
(unaudited)

Shareholders' Equity / Total Assets	10.80%	12.23%	11.77%	-12%	-8%
Loan to Deposit Ratio	96.59%	97.39%	77.68%	-1%	24%
Noninterest Bearing Deposits / Total Deposits	21.76%	25.18%	25.03%	-14%	-13%
Leverage Ratio	9.63%	11.05%	14.43%	-13%	-33%

NET INTEREST INCOME AND NET INTEREST MARGIN (in $000's, unaudited)	For the Three Months Ended March 31, 2008			For the Three Months Ended March 31, 2007		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets:						
Loans, gross	$ 1,075,605	$ 18,355	6.86%	$ 719,243	$ 14,670	8.27%
Securities	137,810	1,501	4.38%	173,320	1,953	4.57%
Interest bearing deposits in other financial institutions	1,065	7	2.64%	2,624	32	4.95%
Federal funds sold	4,408	32	2.92%	44,417	579	5.29%
Total interest earning assets	1,218,888	$ 19,895	6.56%	939,604	$ 17,234	7.44%
Cash and due from banks	38,559			35,331		
Premises and equipment, net	9,272			2,503		
Goodwill and other intangible assets	48,084			-		
Other assets	61,414			62,537		
Total assets	$ 1,376,217			$ 1,039,975		
Liabilities and shareholders' equity:						
Deposits:						
Demand, interest bearing	$ 148,469	$ 601	1.63%	$ 136,503	$ 765	2.27%
Savings and money market	476,592	2,889	2.44%	318,549	2,283	2.91%
Time deposits, under $100	34,625	320	3.72%	30,991	290	3.80%
Time deposits, $100 and over	146,732	1,389	3.81%	101,219	1,012	4.05%
Brokered time deposits	47,115	518	4.42%	41,435	435	4.26%
Notes payable to subsidiary grantor trusts	23,702	557	9.45%	23,702	581	9.94%
Securities sold under agreement to repurchase	22,164	156	2.83%	21,651	137	2.57%
Other short-term borrowings	41,099	361	3.53%	-	-	N/A
Total interest bearing liabilities	940,498	$ 6,791	2.90%	674,050	$ 5,503	3.31%
Demand, noninterest bearing	249,173			218,039		
Other liabilities	28,118			23,244		
Total liabilities	1,217,789			915,333		
Shareholders' equity:	158,428			124,642		
Total liabilities and shareholders' equity	$ 1,376,217			$ 1,039,975		
Net interest income / margin		$ 13,104	4.32%		$ 11,731	5.06%